Exhibit 99.2

UPDATE ON TRADING HALT

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) provides the following update.

The Company’s Poplar Grove mine has continued to encounter both planned and unplanned geological faults, with the latest being an unplanned geological fault in the #2 North Submain of the mine. This new fault has led to substantial production issues in Unit 1 through December. The coal seam was displaced approximately 12 feet and the decision was made to continue mining through the fault and up into the coal seam beyond the fault.

As a result, coal production has been significantly impacted due to cutting rock, mining through the faulted area, and bolting through the associated adverse conditions. Processing yields have been negatively impacted by additional rock generated while mining through the fault. Unit 1 has now mined beyond the affected area and reached the coal seam on the other side of the fault.

The occurrence of geological faults in the region are not uncommon, however this fault was not identified by any of the Company’s consultants in preparing the mine plan. The Company has instigated a drilling program to try to understand why this fault was not previously identified, whether there are any additional faults, and to define the geological conditions going forward in the short to medium term mine plans.

These mining issues have had a significant negative impact on the Company’s revenues and, consequently, the Company’s cash balance may fall below the required minimum cash balance of US$5.0 million under its Term Loan Facility. Should this occur, the Company has 15 business days to remedy any covenant breach and the Company is working closely with Tribeca Global Resources Credit Pty Ltd (“Tribeca”) (as agent for the Term Loan Facility) to resolve any covenant breach that may occur.

The Company’s securities will remain in trading halt/voluntary suspension until the Company can make further announcements on the above following discussions with Tribeca.

For further information, contact:

Egan Antill
Chief Executive Officer
eantill@paringaresources.com

This announcement has been authorised for release by the Company’s CEO, Egan Antill.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Summary Information
The following disclaimer applies to this announcement and any information contained in it (the Information). The Information in this announcement is of general background and does not purport to be complete. It should be read in conjunction with Paringa's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this announcement or any Information contained in this announcement. In accepting this announcement, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.